SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

March 22, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Isabel Rivera

Re:	Energys Group Ltd.
Amendment No. 4 to Registration Statement on Form F-1
File No. 333-275956

Dear Ms. Rivera,

We represent Energys Group Ltd. (“Registrant” and “Company”) as U.S. counsel. We are submitting herewith an amended Registration Statement on Form F-1 (“Amendment No. 4”) relating to a proposed initial public offering in the United States of the Company’s ordinary shares.

The purpose of the Amendment is primarily to clarify that the Selling Shareholders (whose shares are being registered and may be sold pursuant to the Resale Prospectus) are not subject to lock-up and to file the Form of Underwriting Agreement as Exhibit 1.1 to the Registration Statement. We have also made a few corrections and minor revisions to the Prospectus.

If you have any questions relating to Amendment No. 4 to the Registration Statement, please contact Kevin Cox, the Registrant’s Chief Executive Officer, at his email address of kevin.cox@energysgroup.com, or Michael Lau, the Registrant’s Chief Technical Officer, at his email address of michael.lau@energysgroup.com.

Please copy any correspondence or requests for information to the undersigned and Celia Velletri. The undersigned’s email is set forth above, and Ms. Velletri’s email is cv@schueterintl.com. If you wish to speak with us, as I am currently out of the country, please feel free to call Celia Velletri at 303-907-4842.

Very truly yours,

/s/ Henry F. Schlueter

C:	Energys Group Ltd.
WWC, P.C.